December 16, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AGM Group Holdings Inc.

Registration Statement on Form F-1

Filed October 20, 2025

File No. 333-290977

Dear team,

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, AGM Group Holdings Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1, File No. 333-290977, be accelerated by the Commission so that it will become effective at 4:00 p.m., Eastern Time, on December 18, 2025, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Please contact Jasmine M. Li of Tsinglaw NY LLP at + 86 17317123732 or limo@tsinglaw.com with any questions you may have. Your notification to Ms. Li will be much appreciated when this request for acceleration has been granted.

[Signature page follows]

Yours Sincerely

AGM Group Holdings Inc.

By:	/s/ Bo Zhu
Name:	Bo Zhu
Title:	Chief Executive Officer and Director

Cc:	Jasmine M. Li
Tsinglaw NY LLP